UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LYRIS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55235L203

(CUSIP Number)

Aurea Software, Inc.

401 Congress Avenue

Suite 2650

Austin, TX 78701

Attn: Andrew S. Price

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    May 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 55235L203

1	Name of reporting persons Aurea Software, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,169,556
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,169,556 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.6%**
14	Type of reporting person CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 11,568,613 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreement described in Item 4 hereof as of May 4, 2015. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 55235L203

1	Name of reporting persons ESW Capital, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,169,556
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,169,556 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.6%**
14	Type of reporting person OO

*	Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 11,568,613 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreement described in Item 4 hereof as of May 4, 2015. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 55235L203

1	Name of reporting persons Joseph A. Liemandt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,169,556
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,169,556 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.6%**
14	Type of reporting person IN/HC

*	Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 11,568,613 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreement described in Item 4 hereof as of May 4, 2015. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 55235L203

1	Name of reporting persons LY Acquisition Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,169,556
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,169,556 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 70.6%**
14	Type of reporting person CO

*	Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the foregoing percentage is based on 11,568,613 shares of Issuer Common Stock outstanding or beneficially owned by parties to the voting agreement described in Item 4 hereof as of May 4, 2015. In computing the number and percentage of shares of Issuer Common Stock beneficially owned by a person, shares of Issuer Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”) and Series A Preferred Stock, par value $0.01 per share (“Issuer Preferred Stock” and, together with the Issuer Common Stock, the “Issuer Stock”), of Lyris, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 6401 Hollis Street, Suite 125, Emeryville, California 94608.

Item 2. Identity and Background

This statement is being jointly filed on behalf of:

(a)	LY Acquisition Corp., a Delaware corporation and a subsidiary of Parent (“Merger Sub”).

(b)	Aurea Software, Inc., a Delaware corporation (“Parent”), which may be deemed to have sole voting power with respect to (and therefore beneficially own) Issuer Stock by virtue of its ownership of Merger Sub;

(c)	ESW Capital, LLC, a Delaware limited liability company (“ESW”), which may be deemed to have sole voting power with respect to (and therefore beneficially own) Issuer Stock by virtue of its ownership of Parent.

(d)	Joseph A. Liemandt, a United States citizen, who may be deemed to have sole voting power with respect to (and therefore beneficially own) Issuer Stock by virtue of owning all of the outstanding voting securities of ESW.

Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. Parent is a corporation engaged in the business of providing enterprise software. ESW is a limited liability company engaged in the business of investing long-term capital across the capital structure in both public and private market situations and is the sole owner of Parent.

The entities and the individual set forth in clauses (a) through (d) are collectively referred to as the “Reporting Persons”. The address of the principal business and principal office of the Reporting Persons is 401 Congress Avenue, Suite 2650, Austin, TX 78701. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule I. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 4, 2015, the Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger as a subsidiary of Parent (the “Merger”). Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Preferred Stock and Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Issuer or Merger Sub (or any of their subsidiaries) and shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $2.50 (the “Preferred Consideration”) and $0.89 (the “Common Consideration” and, together with the Preferred Consideration, the “Merger Consideration”), respectively, in cash, without interest. All stock options of the Issuer have a per share exercise price greater than the per share Common Consideration. As a result, all stock options of the Issuer will be cancelled upon consummation of the Merger and the holders of such stock options will not have any right to receive any consideration in respect thereof.

The Voting Agreement described in Item 4 of this statement was entered into by Merger Sub and certain stockholders of the Issuer (the “Stockholders”) as an inducement for Merger Sub to enter into the Merger Agreement. Merger Sub did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

Merger Agreement

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreement.

The Merger is conditioned upon, among other things, approval by the Issuer’s stockholders and other customary conditions. Assuming approval of the Merger by the Issuer’s stockholders, following the Merger, the Issuer Common Stock will no longer be traded on the OTCBB, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Securities Exchange Act of 1934 will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Voting Agreement

As described in Item 3 above, in connection with the execution of the Merger Agreement, Merger Sub entered into the Voting Agreement with the Stockholders. Pursuant to the Voting Agreement, the Stockholders agreed, among other things, to vote their shares of Issuer Stock for the adoption of the Merger Agreement, against any alternative proposal and against any action or agreement that would frustrate the purposes of, or prevent or delay the consummation of, the Merger or the other transactions contemplated by the Merger Agreement. The Stockholders together beneficially own approximately 70.6% of the outstanding Issuer Stock. The Voting Agreement terminates upon the termination of the Merger Agreement in accordance with its terms.

Schedule II lists the names and number of Issuer Common Stock that are beneficially held by each Stockholder and that are subject to the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and are qualified in their entirety by reference to the form of Voting Agreement, which is filed as Exhibit 2 hereto and is hereby incorporated into this report by reference.

Equity Commitment Letter

In connection with the Merger, ESW entered into a letter agreement with Merger Sub pursuant to which ESW has agreed to provide $16.5 million in financing (the “Commitment Amount”) to Merger Sub (the “Commitment Letter”). The Commitment Amount will be used by Merger Sub to fund the consideration payable by Merger Sub under the Merger Agreement at Closing (as defined in the Merger Agreement) and any other payments to be made by Merger Sub or the Issuer at Closing, and all associated costs and expenses of the Merger for which Merger Sub is responsible. The Issuer is an express third party beneficiary of the Commitment Letter.

The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, which is attached as Exhibit 3 and is incorporated herein by reference.

Guarantee

In connection with the Merger, ESW provided a Guarantee to the Issuer pursuant to which ESW guaranteed any amounts that may be owed by Merger Sub with respect to a breach of the Merger Agreement due to fraud on the part of Merger Sub, provided that ESW’s liability for such damages shall not exceed $1.35 million.

The foregoing description of the Guarantee is qualified in its entirety by reference to the full text of the Guarantee, which is attached as Exhibit 4 and is incorporated herein by reference.

Merger Sub

Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities except in furtherance of the purpose of effecting the Merger. Parent owns 50% of the outstanding voting common stock of Merger Sub and the Non-Aurea LY Stockholders (as defined below) collectively own the remaining 50% of the outstanding voting common stock of Buyer. LY Holdco I, LLC (an entity held by William T. Comfort, III), LY Holdco II, LLC (an entity held by Stuyvesant P. Comfort) and LY Holdco III, LLC (an entity held by James A. Urry) are collectively referred to as the “Non-Aurea LY Stockholders”. William T. Comfort, III, Stuyvesant P. Comfort, James A. Urry and the entities affiliated with them beneficially own 70.6% of the Issuer’s capital stock. In addition, concurrently with the execution of the Merger Agreement, the Non-Aurea LY Stockholders and their respective equityholders entered into a voting agreement and irrevocable proxy (the “Voting Agreement and Irrevocable Proxy”) with Parent. Under the terms of the Voting Agreement and Irrevocable Proxy, each Non-Aurea LY Stockholder irrevocably granted and appointed an individual designated by Parent as its proxy and attorney-in-fact to vote all shares of such Non-Aurea LY Stockholder’s capital stock owned by it at any meeting of the Issuer’s stockholders, at any adjournment thereof or in any other circumstances upon which a vote, agreement, consent (including unanimous written consents) or other approval is sought. Merger Sub required the Non-Aurea LY Stockholders to enter into the foregoing arrangement as a condition to the entering into the Merger Agreement in order for Merger Sub to be able to preserve certain tax attributes of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a) through 4(j) of Schedule 13D. The Reporting Persons reserve the right to develop such plans.

Item 5. Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreement, the Reporting Persons did not own any shares of Issuer Stock. However, as of May 4, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the Reporting Persons may be deemed to have sole voting power with respect to (and therefore beneficially own) 8,169,556 shares of Issuer Stock, representing approximately 70.6% of the Issuer Stock outstanding as of May 4, 2015 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares that may be deemed to be beneficially owned by the Reporting Persons is approximately 70.6%.

Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Issuer Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Stock.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.1 hereto.

Except as set forth in this Item 6, the joint filing agreement attached as Exhibit 99.1 hereto, Item 3 and Item 4 of this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of May 4, 2015, by and between Lyris, Inc. and LY Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 6, 2015 (File No. 333-82154)).

2	Form of Voting Agreement (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by the Issuer on May 6, 2015 (File No. 333-82154)).

3	Commitment Letter, dated as of May 4, 2015, by and LY Acquisition Corp. and ESW Capital, LLC (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 6, 2015 (File No. 333-82154)).

4	Guarantee, dated as of May 4, 2015, by ESW Capital, LLC (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on May 6, 2015 (File No. 333-82154)).

99.1	Joint Filing Agreement, dated as of May 14, 2015, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2015

AUREA SOFTWARE, INC.

By:	/s/ Andrew S. Price

Name:	Andrew S. Price

Title:	Chief Financial Officer

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price

Name:	Andrew S. Price

Title:	Chief Financial Officer

LY ACQUISITION CORP.

By:	/s/ Andrew S. Price

Name:	Andrew S. Price

Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price

Name:	Andrew S. Price

Title:	Attorney in fact

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS, DIRECTORS, MEMBERS AND

PARTNERS OF REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule I are citizens of the United States. The business address of each of the individuals listed below is 401 Congress Avenue, Suite 2650, Austin, TX 78701.

Aurea Software, Inc.

Scott Brighton, President and Secretary

Andrew S. Price, Chief Financial Officer and Sole Director

ESW Capital, LLC

Scott Brighton – President

Andrew S. Price – Chief Financial Officer

Joseph A. Liemandt – Sole voting member

LY Acquisition Corp.

Scott Brighton, President and Secretary

Andrew S. Price, Treasurer/Chief Financial Officer and Sole Director

SCHEDULE II

STOCKHOLDER INFORMATION

Name	Shares	Options to Purchase Shares
William T. Comfort, III	1,171,206	0
LDN Stuyvie Partnership	2,830,208	0
Lyr, Ltd.	2,000,000	0
65 BR Trust	1,497,435	0
Meudon Investments	670,707	0